                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ___)*


                      AUTONOMOUS TECHNOLOGIES CORPORATION
       ----------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 par value
       ----------------------------------------------------------------
                        (Title of Class of Securities)


                                  05329H 10 5
                         -----------------------------
                                (CUSIP Number)


                              Robert J. Palmisano
                            Summit Technology, Inc.
                               21 Hickory Drive
                               Waltham, MA 02154
                                (781) 890-1234
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                October 1, 1998
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


                             (Page 1 of 11 Pages)

                                      -1-
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                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 05329H 10 5                                    PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      SUMMIT TECHNOLOGY, INC.
      IRS EMPLOYER INDENTIFICATION NUMBER : 04-897945

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]

                                                                (b) [X]
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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      N/A

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MASSACHUSETTS

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                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,511,599
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,511,599
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      21.8%
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      TYPE OF REPORTING PERSON*
14
      CO

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                                      -2-

------------------------------------------------------------------------------
 1
      NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      ALPINE ACQUISITION CORP.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]

                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,511,599
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,511,599
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      21.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

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                                      -3-

                                  SCHEDULE 13D
                                  ------------


Item 1.   Security and Issuer.
          -------------------

     This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock") of Autonomous Technologies Corporation (the "Issuer"). The Issuer is a Florida corporation with its principal executive offices located at 2800 Discovery Drive, Suite 180, Orlando, Florida 32826.

Item 2.   Identity and Background.
          -----------------------

     (a) The names of the persons filing this statement are Summit Technology, Inc., a Massachusetts corporation ("Summit") and Alpine Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Summit ("Alpine" and together with Summit, the "Filing Persons").

     (b) The address of the principal business and principal office of the Filing Persons is 21 Hickory Drive, Waltham, Massachusetts 02154.

     (c) Alpine was incorporated solely for the purpose of merging with Issuer, and has no other business. Set forth in Schedule A is the name, citizenship, business or residence address, and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Alpine, as of the date hereof.

     Summit's principal business is manufacturing, selling and servicing laser systems and related products to correct vision disorders. Set forth in Exhibit B in the name, citizenship, business or residence address, and present principal occupation or employment as such occupation or employment is conducted, of each of the directors and executive officers of Summit, as of the date hereof.

     (d) During the last five years, none of the Filing Persons, nor, to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e) During the last five years, none of the Filing Persons, nor to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     This Statement on Schedule 13D relates to a proxy to vote shares of the Common Stock held by certain shareholders of the Issuer, which proxy the shareholders have granted to Alpine in connection with the Merger (as defined in Item 4). No monetary consideration was paid by Summit or Alpine to the shareholders or to the Issuer for such proxy.

Item 4.   Purpose of the Transaction.
          --------------------------

     (a) - (b) On October 1, 1998, Summit, Alpine and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the parties agreed that subject to the conditions set forth therein (including approval by the stockholders of the Issuer and Summit and approvals of applicable regulatory authorities), Alpine will be merged with and into the Issuer (the "Merger"), and each share of Common Stock (except as otherwise provided in the Merger Agreement) will be converted into the right to receive cash and shares of common stock, $0.01 par value per share, of Summit, as set forth in the Merger Agreement.

     Concurrently with the execution and delivery of the Merger Agreement, Summit entered into a Stockholder Agreement with each of Randy A. Frey, CIBA Vision Group Management, Inc., Charline A. Gauthier, Monty K. Allen, Steven Bott, Bruce Hays, Donald Martin, George Pettit, Christine Oliver, Arthur Hebert, Stanley Ruffet, Whitney McFarlin, Richard Keates and Timothy Barabe (collectively, the "Stockholders"), pursuant to which, among other things, the Stockholders, severally and not jointly, have agreed to vote the shares of Common Stock then owned, currently or thereafter acquired, in favor of the Merger and have granted to Alpine an irrevocable proxy (coupled with an interest) to vote such shares of Common Stock in favor of the Merger.

     The description of the Merger Agreement and the Stockholder Agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements. The Merger Agreement and the Form of Stockholder Agreement were submitted as exhibits to the Form 8-K filed on October 7, 1998 and are incorporated by reference herein. The purpose of the transaction is to facilitate the approval of the Merger by the stockholders of the Issuer.

     (c) - (i) Not applicable.

     (j) Other than as described above, the Filing Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Filing Persons reserve the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) - (b) As a result of the Stockholder Agreements, the Filing Persons may be deemed to be the beneficial owners of 2,511,599 shares of Common Stock.
Based upon information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission (the "SEC"), such shares constitute approximately 21.8% of the issued and outstanding shares of Common Stock.

          To the knowledge of the Filing Persons, no shares of Common Stock are beneficially owned by any of the persons named in either Schedule A or Schedule B.

     (c) Neither the Filing Persons nor, to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B, have effected any transactions in the Common Stock of the Issuer in the past sixty (60) days.

     (d)  Not applicable.

     (e)  Not Applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Pursuant to the Merger Agreement, Summit and Alpine also entered into a Letter Agreement dated October 1, 1998 which appears as Exhibit 3 hereto. Other than the Merger Agreement, the Stockholder Agreements and the Letter Agreement, to the best knowledge of the Filing persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits
         --------------------------------

Exhibit 1 Agreement and Plan of Merger dated October 1, 1998 by and among Summit Technology, Inc., Alpine Acquisition Corp. and Autonomous Technologies Corporation (Incorporated by Reference to Exhibit
               2.1 of the Current Report on Form 8-K filed by Summit Technology Inc. on October 7, 1998).

Exhibit 2 Form of Stockholder Agreement dated as of October 1, 1998 by and between Summit Technology, Inc. and certain stockholders of Autonomous Technologies Corporation (Incorporated by Reference to
               Exhibit 4.1 of the Current Report on Form 8-K filed by Summit Technology, Inc. on October 7, 1998).

Exhibit 3 Joint Filing Agreement between Summit Technology, Inc. and Alpine Acquisition Corp.

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998

                              ALPINE ACQUISITION CORP.


                              By: /s/ Robert J. Kelly
                                 ---------------------------------
                                 Name: Robert J. Kelly
                                 Title: Treasurer


                              SUMMIT TECHNOLOGY, INC.


                              By: /s/ Robert J. Kelly
                                 ---------------------------------
                                 Name: Robert J. Kelly
                                 Title: Chief Financial Officer

SCHEDULE AND EXHIBIT INDEX                                               PAGE
--------------------------                                               ----

Schedule A     List of Directors and Executive Officers of the
               Alpine Acquisition Corp.                                    9

Schedule B     List of Directors and Executive officers of Summit
               Technology, Inc.                                           10

                                                                      SCHEDULE A
                                                                      ----------

                       DIRECTORS AND EXECUTIVE OFFICERS
                          OF ALPINE ACQUISITION CORP.
                          ---------------------------

     The name, business address and title with Alpine Acquisition Corp., and present principal occupation or employment, of each of the directors and executive officers of Alpine Acquisition Corp. are set forth below. Except as indicated, each person's business address is 21 Hickory Drive, Waltham, Massachusetts 02154. Each person listed below is a citizen of the United States.

Name and Title                           Present Principal Occupation
--------------                           ----------------------------

Robert J. Palmisano, President and       Chief Executive Officer and Director,
Director                                 Summit Technology, Inc.

Robert J. Kelly, Vice President and      Executive Vice President, Chief
Treasurer                                Financial Officer and Treasurer,
                                         Summit Technology, Inc.

James A. Lightman, Vice President        Vice President and General Counsel,
and Secretary                            Summit Technology, Inc.

                                                                      SCHEDULE B
                                                                      ----------

                       DIRECTORS AND EXECUTIVE OFFICERS
                          OF SUMMIT TECHNOLOGY, INC.
                          --------------------------

     The name, business address and title with Summit Technology, Inc., and present principal occupation or employment, of each of the directors and executive officers of Summit Technology, Inc. are set forth below. Except as indicated, each person's business address is 21 Hickory Drive, Waltham, Massachusetts 02154. Each person listed below is a citizen of the United States.

Name and Title                           Present Principal Occupation
--------------                           ----------------------------

Robert J. Palmisano, Chief Executive     Chief Executive Officer and Director,
Officer and Director                     Summit Technology, Inc.

D. Verne Sharma, President and           President and Chief Operating Officer,
Chief Operating Officer                  Summit Technology, Inc.

Robert J. Kelly, Executive Vice          Executive Vice President, Chief
President, Chief Financial Officer       Financial Officer and Treasurer, Summit
and Treasurer                            Technology, Inc.


Peter E. Litman, Executive Vice          Executive Vice President, Corporate
President, Corporate Business            Business Development, Summit
Development                              Technology, Inc.


Eric P. Ankerud, Vice President,         Vice President, Quality, Regulatory and
Quality, Regulatory and Clinical         Clinical Affairs, Summit Technology,
Affairs                                  Inc.

John P. Coffidis, Vice President,        Vice President, Global Customer
Global Customer Support                  Support, Summit Technology, Inc.

P. Bernard Haffey, Vice President,       Vice President, Sales and Marketing,
Sales and Marketing                      Summit Technology, Inc.

Peter J. Klopotek, Vice President,       Vice President, Science and Technology,
Science and Technology                   Summit Technology, Inc.

James A. Lightman, Vice President        Vice President and General Counsel,
and General Counsel                      Summit Technology, Inc.

Bernard R. Patriacca, Vice President     Vice President and Controller, Summit
and Controller                           Technology, Inc.

James L. Richey, Vice President,         Vice President, Operations, Summit
Operations                               Technology, Inc.

Alex C. Sacharoff, Vice President,       Vice President, Research & Development,
Research & Development                   Summit Technology, Inc.

Menderes Akdag, President,               President, Lens Express, Inc.
Lens Express, Inc.

Jeffrey A. Bernfeld, Director            Vice President and General Counsel,
                                         American Science and Engineering

Richard F. Miller, Director              Investment Executive, First Albany
                                         Corporation

John A. Norris, Director                 President, John A. Norris, Esquire,
                                         P.C.

Richard M. Traskos, Director             Vice President, Shoreline
Inc.                                     Insurance Co.,